Verge Brewing Company, LLC

Your Source for Quality Craft Beer!

Business Plan

November 2020

Contact Information

Pete Bender and Greg Schmidt

Pete@VergeBrewing.com

Greg@VergeBrewing.com

www.VergeBrewing.com

1931 Poplar Dr., Suite 1

Cincinnati, Oh 45140

CONFIDENTIAL - DO NOT DISSEMINATE. This business plan contains confidential, trade-secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author.

Table of Contents

Executive Summary   4

    Opportunity   4

        Problem Summary   4

        Solution Summary   4

        Market   4

        Competition   4

        Why Us?   4

    Expectations   5

        Forecast   5

        Financial Highlights by Year   5

        Financing Needed   5

Opportunity   6

    Problem & Solution   6

        Problem Worth Solving   6

        Our Solution   6

    Target Market   6

        Market Size & Segments   6

    Competition   6

        Current Alternatives   7

        Our Advantages   8

    Operations   8

        Locations & Facilities   8

        Proposed Hours of Operation   9

Execution   9

    Marketing & Sales   9

        Marketing Plan   9

        Technology   10

        Equipment & Tools   10

    Milestones & Metrics   11

        Milestones   11

        Key Metrics   11

Company   11

___

CONFIDENTIAL - DO NOT DISSEMINATE. This business plan contains confidential, trade-secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author.

Overview   11

Team   11

    Management Team   11

    Advisors   13

Financial Plan   15

    Forecast   15

        Key Assumptions   15

        Revenue by Month   15

        Expenses by Month   17

        Net Profit by Year   20

    Financing   20

        Use of Funds   20

        Sources of Funds   20

        Cash Flow Projection   21

Appendix   **Error! Bookmark not defined.**

    Startup Costs   24

    Startup Cost Detail: Brewhouse   **Error! Bookmark not defined.**

    Income Projections   31

    Cost of Goods   31

    Estimated Average Weekly Sales Projection, by Year 31

CONFIDENTIAL - DO NOT DISSEMINATE. This business plan contains confidential, trade-secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author.

Executive Summary

Opportunity

Problem Summary
At the time of this writing, there are just over 50 breweries in the Cincinnati area. However, there are 52 neighborhoods within the City of Cincinnati, and over 200 in the greater Tri-state. We believe that each neighborhood deserves to be uniquely served, and of these over 252 neighborhoods, fewer than 20% of them have their own brewery establishments. In addition, there are about 7000 breweries in the entire United States, so we believe that there is plenty of room for quality craft beer here. By contrast, there are over 22,000 restaurants just in the state of Ohio.

Solution Summary
We intend to serve the community we find with an outstanding lineup of great beers available year-round and with beers that rotate with the seasons. We will also produce some experimental beers that we expect will surprise and delight our guests. The focus is to have a mix of ales and lagers that span the range of flavor preferences; hoppy to malty, light to dark, along with some non-traditional flavor variations. We are confident that everyone will find several beers to enjoy that they will not find anywhere else. Beer is not the only thing we are about. We will put down meaningful roots on the community, raising money for worthy causes, both large and small

We're looking for a location that provides plenty of space for a great taproom, an outdoor beer garden and meeting spaces that can be rented.

Market
Our key customers are craft beer drinkers in the immediate neighborhood and surrounding areas who enjoy fresh, quality craft beer in a taproom environment that is warm, comfortable, gathering place. Our primary guest, will be millennial generation professionals and their families. In addition to this core market, we will welcome anyone with enjoys craft beer.

Competition
Across the competitive landscape, many of the most well-known breweries in Cincinnati have sized-up to regional brewery status rather than remain exclusively a neighborhood brewery. We acknowledge the role that larger breweries play and the options they provide consumers, but we perceive our direct competition to come from smaller brewery options in adjacent neighborhoods who maintain a more close-knit feel. Because of this, the exact mix of competitors depends greatly the location that chooses us.

Why Us?
We believe that Verge Brewing will be a resounding success based in part on our advantages. Nearly all of the ownership team are long-time Beer Judge Certification Program (BJCP) trained homebrewers with

CONFIDENTIAL - DO NOT DISSEMINATE. This business plan contains confidential, trade-secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author.

strong backgrounds in building craft beer recipes from scratch that have won over 60 competition awards around the country. Our recipes have become favorites of many relatives and friends.

We are excited to bring our high-quality craft beers to the community and expect they will build customer loyalty and repeat business. In addition to creating a welcoming place to relax with great craft beer, we are ready to actively participate and support local organizations & worthy causes. It's important to us to demonstrate that we are invested in the community and ready to give back because, well, it is the right thing to do.

Expectations

Forecast

We have done extensive research and collaborated with our many connections in the Cincinnati brewery community. The projections found later in this document were influenced by our proposed brewery space size of around 8,000sq ft. We expect to see modest, then later strong growth over the course of our first three years of operation, as our marketing plan is executed and word of mouth draws customers in from surrounding areas.

Financial Highlights First Three Years



Financing Needed

Our estimated total start-up cost for the project will be $878,000. This investment will come from a mix of sources, including individual investors and bank loans.

CONFIDENTIAL - DO NOT DISSEMINATE. This business plan contains confidential, trade-secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author.

Opportunity

Problem & Solution

Problem Worth Solving
According to Kyle Swartz from Beverage Dynamics, craft beer has surpassed a 10% share of the overall U.S. beer industry and demand is growing. At the time of this writing, there are just over 50 breweries in the Cincinnati area. However, there are 52 neighborhoods within the City of Cincinnati, with over 200 in the greater Tri-state. We believe that each neighborhood deserves to be uniquely served, and of these over 252+ neighborhoods, fewer than 20% of them have their own brewery establishments. By contrast, there are about 7000 breweries in the entire United States, and over 22,000 restaurants just in the state of Ohio.

Our Solution
Leveraging our many years of brewing and beer judge expertise, our vision is to produce craft beer that will delight our customers. We will feature a strong lineup of staple beers available year-round, seasonal beers that rotate with the seasons, and experimental beers to surprise and delight the community. The focus will be to have a mix of options that will span a range of flavor preferences; from hoppy to malty, light to dark, traditional ales & lagers, and flavor variations. We will offer a menu of beers that offers something for everyone, while also challenging our customers with craft beer styles they will not find anywhere else.

By monitoring our best sellers and listening to what our customers tell us they want to drink, we expect to always have what our guests want including a choice selection of cider and wine sourced from trusted vendors. It is important to us to solicit continuous feedback from our patrons. We will educate our servers about craft beer in general and our products specifically so they can accurately answer customer's questions and help guide them in their beverage choices. Verge Brewing will provide continuous tasting and sensory education to all team members to ensure beer quality and professionalism throughout the organization.

We also intend to become a community cornerstone that embraces local clubs and civic organizations. As the community grows to know us and the good work we are doing, we believe they will support us.

Target Market

Market Size & Segments
Our key customers are craft beer drinkers in the immediate neighborhood and surrounding areas who enjoy fresh, quality craft beer in a taproom environment that is, comfortable and inviting community gathering place. We believe our primary customer segment will be millennial generation professionals and their families. This segment reacts positively to businesses that give back to the community and prioritize patronage of such businesses whenever possible. These customers are looking for a place to grab a tasty craft beer as part of a social outing and also have an interest in special events such as guided beer tastings, fundraisers.

CONFIDENTIAL - DO NOT DISSEMINATE. This business plan contains confidential, trade-secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author.

Competition

Current Alternatives

Across the competitive landscape, many of the most well-known breweries in Cincinnati have sized-up to regional brewery status rather than remaining exclusively a neighborhood brewery. We acknowledge the role of the larger brewer, but we perceive our direct competition will come from smaller brewery options in adjacent neighborhoods where there can be a more close-knit feeling. Because of this, the exact mix of competitors will depend greatly on our location. Below is a map that lists current neighborhood breweries as we search for a community to put roots down and call home.

Breweries by Location in Greater Cincinnati


COLLEGE HILL
Dent
Monfort Heights
Elmwood Place
St Bernard
Bridgetown North
Mack
WESTWOOD
CAMP WASHINGTON
AVONDALE
CORRYVILLE
EVANSTON
Addyston
Covedale
Dayton
Cincinnati
Taylorsport
Delhi
Ludlow
OHIO
KENTUCKY
Bromley

CONFIDENTIAL - DO NOT DISSEMINATE. This business plan contains confidential, trade-secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author.

Our Advantages

We believe that Verge Brewing will be a resounding success based in part on our advantages:

- Five members of the ownership group are trained Beer Judge Certification Program (BJCP) judges all with several years of experience judging in homebrew and professional brewing competitions around the country. We will leverage these skills to produce the best craft beer around and educate our staff. Doing so will enable our team to make educated recommendations to our guests.

- We've been building our own craft beer recipes for many years. Using this experience, we know how to choose and use only the best ingredients, allowing us to continuously produce great craft beer. If any beer does not meet our quality standards, we will not serve it, period. It will cost us money to dump a beer we consider to not be up to our standards, but the price of a great reputation for quality beer is priceless.

- As a family-owned business, we are committed to creating a family-friendly space for our patrons.

- We are convinced that deepening connections with the community will pay dividends in customer loyalty and repeat business. We are prepared to actively participate and support local organizations in order to foster and maintain deep community bonds.

- Being in the brewing industry is truly a brotherhood and we have spent significant time and energy working with our connections across the State of Ohio and specifically in the Cincinnati brewing community. Our relationships are strong, and we have many people currently in the business who are rooting for us and helping us with their knowledge and expertise.

Operations

Locations & Facilities

This is the vision that drives us as we look for that perfect location somewhere in the greater Cincinnati area:

Standing across the street from the brewery you see people at high top tables through the windows. They are talking casually and enjoying a craft beer with friends. You want to go in just to see how the rest of the place looks on the inside. An outside beer garden can be also be partially seen from the street and there is ample parking available.

Once you're inside, the sound of the street fades away into the background. You hear the low volume of conversation and people having a good time together. In addition to the high tops you see that most of the place is made up of square regular sized wood tables where groups of two to eight can sit and relax and enjoy each other's company.

The bar is long and accommodates about twelve seats. There is a designated space for customers to order their drinks. There are 20 beer taps along the back of the bar and above are a couple of large TV monitors listing what's on tap that day.

The walls are accented with wood and brick, the floors are wood and it creates a warm inviting space. During the day, the sun coming through the windows provides much of the light in the area, otherwise the

CONFIDENTIAL - DO NOT DISSEMINATE. This business plan contains confidential, trade-secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author.

space is well lit with warm-light fixtures throughout. In the evening, this lighting will accentuate the warm look-and-feel of the space. There are photos on the wall of iconic scenes of the local community and surrounding area plus, photos of our partnering nonprofits, designed to reinforce that we are a part of the community, not just there to sell beer. The logo of Verge Brewing is prominent in the space as well.

There is a shelf that holds some board games, cards and other items for the patrons to use and enjoy while they visit the taproom. There are several large screen TVs hung around the space, and while there are no real barriers dividing the space, the TVs are placed strategically in areas where small groups may want to sit together to watch a sporting event. While perfect for someone to come enjoy a pint while watching their favorite team play on TV, this is not a sports taproom and the volume for the TVs are low. Each TV can be tuned separately. There is also a music option where patrons can select songs from a "juke box." otherwise, the option of having background music playing at times is also possible.

Meeting rooms are available for rental and can accommodate parties of up to 30 guests for private parties, community meetings, or business lunches and meetings. The decor is similar to the rest of the taproom, with small square tables that can be separated or pushed together depending on the guests needs.

A sizeable outdoor space with areas to hang out and play some games is available. Play cornhole while others relax and have a drink around a picnic table or on Adirondack chairs placed around one of our well-kept fire pits. The 'paving' materials of small crushed stone or pea gravel creates a distinctive outdoor space. Part of the area with picnic tables is under a deck roof or awning system that includes fans in the ceiling to keep the air moving on warm days. On busy weekends, temporary taps with popular beers are available so patrons don't need to venture far from their group for another beer.

Execution

Marketing & Sales

Marketing Plan

Our team is blessed to have several members who have training and employment histories in marketing, design, broadcast media and media production fields. As a result, we will have strong visual designs, photos and videos to tell our story in a compelling and memorable way.

While not the only generation of craft beer drinkers we want to attract, the primary focus of our marketing plan will be young professionals of the millennial generation who are native users of the Internet. We will have a strong visually appealing website where customers can see what beers we have on tap, get acquainted with us, see a schedule of fun and entertaining events being offered in the taproom, and see what causes we are currently hosting/supporting, and perhaps a sneak peek behind the scenes on occasion.

Social media is not completely free, but it will afford us the ability to get the most visibility for the business at a value price. Therefore, social media will be our primary means of marketing and getting the word out about our business and attract repeat customers. Specific platforms we plan to utilize at this time are Facebook, Twitter and Instagram and YouTube. We will develop a strong Marketing/Social Media Editorial calendar for planning and implementing various campaigns and for sharing fun and interesting stories about the brewery.

Beer-centric social media apps now being used on smartphones such as Untapped and Pint Pass are great ways for dedicated, enthusiastic craft beer drinkers to learn that we exist and rate our beers. We expect to

CONFIDENTIAL - DO NOT DISSEMINATE. This business plan contains confidential, trade-secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author.

be positively welcomed, which in turn will entice other users of the apps to come visit the brewery. These apps also give us a place to get good view of how we are being perceived and provide unsolicited feedback.

Other ways we can market ourselves include:

- Put stories and other announcements in press release form for Cincinnati-dot-com, Citybeat and other websites that offer the capability for users to upload stories and photos for consideration. If the story we submit is published it will be free media exposure and extend our reach across the city and perhaps beyond to everyone who reads those websites.

- Sending mailers and postcards to the surrounding neighborhoods introducing them to the business.

- Sometimes overlooked, but a core way to market the brewery will be the use of quality signage with smart graphics and our great logo outside the building, and within the brewery.

- Finding ways to invite our customers to share their email address with us and then communicate with them via a well designed email newsletter using either Constant Contact or MailChimp.

- Demonstrate our commitment to the community by supporting very local groups and other worthy causes like the American Diabetes Association, the Parkinson's Foundation, and the American Cancer Society.

- Providing limited distribution of our beers to local restaurants and bars is something we would consider part of the marketing mix since we can make far more money on a keg in the taproom selling it pint-by-pint, it is an opportunity cost that we find is acceptable because it will help get our name out further into the community directly to craft beer drinkers and allow patrons of those establishments to taste our beer and hopefully decide to stop by the brewery to try more of our craft beer offerings.

- We plan on doing a crowdfunding campaign with Wunderfund to generate needed funds for operating the business, raise awareness of the business and act as marketing as well as giving a funder a sense of belonging and ownership.

Technology
Our taproom will feature an integrated Point-of-Sale (POS) system which will allow us to monitor & track sales, and inventory, among other features. It will also allow the leadership team to generate sales and production reports which will serve as Key Performance Indicators (KPI) to provide the insights needed to run the business efficiently and keep costs down.

Equipment & Tools
Our ideal brewing space will be a bright, well-lit 3,000 to 4,000 sq ft space with some room for expansion as time goes by. This space will not generally be open to patrons except during closely supervised tours. Ideally, some of the brewing area will be able to be seen from the taproom.

Our brew house will feature a 15 barrel system that includes: a hot liquor tank, a mash tun and boil kettle, 4 fermenters, 2 bright tanks, a keg washer and grain mill. Also, a flexible and scalable glycol system to support accurate fermentation temperatures, so we can produce consistent, quality craft beers. This configuration will also allow for future equipment expansion as the business grows. Our proposed square footage model affords us ample storage to warehouse material and hardware.

CONFIDENTIAL - DO NOT DISSEMINATE. This business plan contains confidential, trade-secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author.

Milestones & Metrics

Milestones

To date, over the last several years, our brewing team has racked up over 60 brewing competition medals. This includes a best in show, three on site professional brews, and the points championship of the largest homebrew competition by volume in the United States. Our success has allowed us to build strong relationships in the Cincinnati brewing community.

We will soon be seeking equity and non-equity investors to support our vision. We have established our trademark, have a working operating agreement and are registered as an LLC in the State of Ohio.

The Company

Overview

Verge Brewing Co. is an LLC in the state of Ohio. Each family holds 50% of the business. The owners of the business are as follows:

The Schmidt Family (50%):
Greg and Tyra, 40%
Maddison, 5%
Phil Didion, 5%

The Bender Family (50%):
Pete and Vickie 30%
Angela and Michael Praksti 20%

The ownership percentages above reflect the portion of the business retained by the owners that has not been allocated for the purpose of raising funds through private and public offerings. Essentially each family retains 50% of the non-fundraising portion of ownership.

Team

Management Team

Greg Schmidt, BJCP Beer Judge (Co-founder and Head Brewer)
Began brewing after his daughter, Madison, gave him a beer kit for Christmas. This Father/Daughter time project has grown into a family passion for making amazing beers. Maddy's friend Phil Didion soon joined the brew team and the name "Schmidion" was born. Greg's wife Tyra later joined the team. Having been bitten by the homebrewing bug, Greg and his team quickly improved technique and knowledge and started brewing competitively. All Schmidion members trained for and passed the Beer Judge Certification Program (BJCP). Greg has become a force in the homebrewing community with over 60 competition medals in just three short years. He has brewed several of the team's award winning beers at professional breweries such as Fifth Street Brew Pub in Dayton and Brink Brewing in College Hill. In August 2018 Team Schmidion won the "Beer and Sweat" homebrew competition. It is the largest homebrew contest in the nation by volume. Greg recently (April 2019) scored a "Best in Show" at the

CONFIDENTIAL - DO NOT DISSEMINATE. This business plan contains confidential, trade-secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author.

Braxton Brewing Hammerdown Homebrew Competition by beating out over 330 entries. This summer, Greg and his team also placed two beers in the finals of prestigious National Homebrew Competition. Only 10% of entries accomplish this achievement. He will soon brew their winning English Barleywine at Braxton. In addition to his full-time employment, he now works part-time at Brink and has perfected the use of professional brewing systems under the instruction of head brewer Kelly Montgomery. Brink Brewing recently won its second straight "Very Small Brewery of the Year." At the Great American Beer Festival.

Greg has over 20 years of professional "big box" retail general manager experience. He has recruited, coached and trained teams of 15 to 55 employees and is known for driving high standards for customer service and profitability. Greg has a B.A. degree from Kentucky Wesleyan College. Greg will be on site full time at Verge, running day to day brewing and operations.

Tyra Schmidt, BJCP Beer Judge (Co-founder and Quality Control Manager)
Tyra Schmidt will serve as on-site chemist. As a physicist (B.S. Kentucky Wesleyan College) who has worked in International Standard Operations 9000 facilities for the last 31 years in the Chemistry field, she has demonstrated a strength in writing her own ISO procedures. These procedures are all inclusive to production, chemistry testing, environmental, health, and safety. These ISO procedures are written in detail so that any layperson should be able to perform any duties required as a daily process. It will be her role to provide consistency in quality and safety. She will be responsible for driving cleaning consistency standards in the brewhouse and the CO_2 tap system.

Pete Bender, BJCP Beer Judge (Co-founder and COO/CFO)
Has been home brewing for over 25 years but did not become a competitive home brewer until completing his BJCP beer judge certification in 2014. He has won numerous awards over the years for his English ales, lagers and American ales. Most notably, his English Porter got into the finals of the National Homebrew Competition in 2017 and his Pre-Prohibition Lager won second place at the Moerlein Brewers Challenge at Bockfest in 2018.

Pete currently is a Media Producer and Electronic Communications Manager in the Communication and Marketing department at the University of Cincinnati Blue Ash College. He's worked at the Blue Ash campus for over 30 years. He also manages the colleges social media presence, has served as an adjunct professor teaching classes in photography and video production. Pete holds a certificate in broadcasting (working at several local radio and TV stations in Cincinnati years ago), an Associate of Applied Science in Electronic Media Technology and a Bachelor of Arts in Business Management & Leadership from the University of Cincinnati.

Angela Praksti (Co-founder and Digital Marketing Director)
Angela began her acquaintance with beer brewing with her dad, Pete in 1998, learning how to start a siphon and visiting Listermann's to get grain (while looking longingly at the bottles of Root Beer concentrate). In the years since then, she's attended the University of Cincinnati twice - once their school of Design, Architecture, Art and Planning, and again many years later in the Lindner College of Business. Her studies and professional experience have prepared her to serve as a flexible member of the team, helping to build out finances, business and marketing plans as well as coordinating for the design and web technology needs impacting the business. Over the course of time, Angela has deepened her love of craft beer, culminating in her business support of the brewery.

Maddy Schmidt (Co-founder, Taproom Manager and Digital Marketing)
Maddy started her beer journey as a project to hang out with her dad, Greg, and college drinking buddy, Phil. After a few failed experiments and some determination, the Schmidts and Didions became

CONFIDENTIAL - DO NOT DISSEMINATE. This business plan contains confidential, trade-secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author.

Schmidion and quickly steamrolled into the beer community. She, along with various members of the Verge Brewing team, is BJCP certified and strives to continuously better the taste and quality of some of our core beers. Professionally, received her BA in photojournalism at the University of Cincinnati and currently works as a photographer and videographer throughout the city. She and Phil will use their skills in food and entertainment photography as content coordinators for the Verge social and marketing teams. For fun, Maddy loves running, interacting with local communities and still brews experimental beers with her mom, dad and Phil.

Phil Didion (Co-founder, Assistant Brewer and Digital Promotions)
Phil met Maddy in college and soon became good drinking friends. After meeting up with Greg and Tyra and finding a shared love of similar beer styles, Team Schmidion was born and the homebrewing began. He immediately went to work, studying styles and techniques, getting to the point of building his own recipes that not only fit the desired flavors of Team Schmidion's favorite styles, but later winning awards at competitions. Under the wing of Kelly Montgomery, Head Brewer at Brink Brewing Co., Phil became an Assistant Brewer and learned more about the professional brewing world. Designing a homebrew system and other tools based on what he had learned, Team Schmidion stepped up their game and started branching out into other styles. Phil took the BJCP exam to improve his palate and knowledge of what makes a good beer. He will serve as the Assistant Brewer to Greg to brew beer, design recipes and keep the brewery up to date on a technological level while improving quality.

Phil currently works as a multimedia editor and producer for a local news source. Combining photo, video, audio skills and a connection to local media outlets, Phil will also be a part of the media team with Pete and Maddy to create content for the brewery's social media outlets and keep Verge Brewing in the paper, on TV and online.

Brewing Intern
We intend to partner with the Cincinnati State Brewing Science program to acquire additional talent for our brew staff and while effectively managing payroll. We hope to drive brewing community engagement and provide unique educational value to these students.

Advisors

Kelly Montgomery, Owner, *Brink Brewing*
Brian Jackson, Owner, *Esoteric Brewing*
Chad Powers, Owner, *Narrow Path Brewing*
Bradley Plank, *Fretboard Brewing*
Mark Landers, *Brink Brewing*
Jon and Sara McGarry, *Brink Brewing*
Jennifer Price, MBA, *Business Process Consultant*
Mark Reed, JD, *Attorney at Law*
James Czar, *Manager of Sales and Education, Grainworks Brewing Company*
Bob and Betty Bolas, *Owners, Fibonacci Brewing Company*
Luke Shropshire, *Head Brewer, Sonder Brewing*

CONFIDENTIAL - DO NOT DISSEMINATE. This business plan contains confidential, trade-secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author.

CONFIDENTIAL - DO NOT DISSEMINATE. This business plan contains confidential, trade-secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author.